EXHIBIT 21

Subsidiaries Listing as of December 31, 2016

The following list details certain of the subsidiaries of Ashford Inc. Subsidiaries not included in the list are omitted because, in the aggregate, they are insignificant as defined by Item 601(b)(21) of Regulation S-K.

Subsidiary
Ashford Advisors, Inc.
AIM General Partner, LLC
Ashford Investment Management, LLC
AIM Management Holdco, LLC
AIM Performance Holdco, LP
Ashford Quantitative Alternatives Master Fund, L.P.
Ashford Quantitative Alternatives (U.S.), LP
AIM REHE Funds GP, LP
Ashford Hospitality Advisors LLC
Ashford Hospitality Select, Inc.
Ashford Hospitality Select Limited Partnership
Ashford Lending Corporation
Ashford Select OP General Partner LLC
Ashford Select LP General Partner LLC
Ashford Select TRS Corporation
AINC Kalibri Holdco LLC
OpenKey, Inc.